UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MRI Interventions, Inc.

File No. 000-54575 - CF#27782

_____

        MRI Interventions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on December 28, 2011, as amended.

        Based on representations by MRI Interventions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9	through December 29, 2021
Exhibit 10.10	through November 24, 2019
Exhibit 10.11	through December 29, 2021
Exhibit 10.12	through March 31, 2016
Exhibit 10.13	through December 29, 2021
Exhibit 10.14	through December 31, 2015
Exhibit 10.15	through March 31, 2017
Exhibit 10.17	through April 5, 2016
Exhibit 10.18	through April 5, 2016
Exhibit 10.19	through December 29, 2021
Exhibit 10.20	through July 20, 2015
Exhibit 10.21	through December 29, 2021
Exhibit 10.22	through December 29, 2021
Exhibit 10.23	through December 29, 2021
Exhibit 10.25	through December 18, 2014
Exhibit 10.26	through March 31, 2015
Exhibit 10.37	through December 18, 2014
Exhibit 10.38	through December 29, 2021

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Daniel Morris
                    Special Counsel